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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CELERITEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150926103

(Cusip Number)

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4000
Seattle, WA 98101-3099
(206) 583-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103

1.	Name of Reporting Person: Kevin Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Row 12 below and Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 0 -

		8.	Shared Voting Power: 233,248

		9.	Sole Dispositive Power: - 0 -

		10.	Shared Dispositive Power: 353,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒ The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.

13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 125,768 shares both directly and jointly.

(2)	Calculated based on 12,340,644 shares of Celeritek, Inc.’s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

CUSIP No. 150926103

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Row 12 below and Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,340

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒ The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.

13.	Percent of Class Represented by Amount in Row (11): 2.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Calculated based on 12,340,644 shares of Celeritek, Inc.’s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

CUSIP No. 150926103

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Row 12 below and Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 112,812

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 112,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒ The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.

13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 12,340,644 shares of Celeritek, Inc.’s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

CUSIP No. 150926103

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Row 12 below and Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 107,480

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 107,480

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒ The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.

13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 12,340,644 shares of Celeritek, Inc.’s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
Exhibit A
Exhibit J
Exhibit K

Item 4. Purpose of Transaction

     Item 4 of the original Schedule 13D filed by the Reporting Persons hereunder is hereby amended to reflect that on May 18, 2003, the Celeritek Shareholder Protective Committee (the “Committee”) reached an agreement with Celeritek, Inc. (the “Company”) that resolved certain disputes between the Committee and the Company regarding (i) the composition of the Company’s board of directors and committees of the board, (ii) the identification, consideration and taking of action with respect to strategic alternatives that may be available to the Company, (iii) termination of the Company’s “poison pill,” (iv) certain proposed actions by the Committee or its members, (v) cancellation of the special meeting of shareholders of the Company scheduled for May 19, 2003 and (vi) certain other matters. A copy of the letter agreement, dated as of May 18, 2003, between the Committee and the Company containing the terms of the agreement reached by the Committee and the Company (the “Letter Agreement”) is attached hereto as Exhibit J. In accordance with the Letter Agreement, the Committee and the Company expect to enter into a definitive agreement that reflects the terms of the Letter Agreement as soon as practicable and, in any event, by May 28, 2003.

     The press release, dated May 19, 2003, announcing the agreement between the Committee and the Company to settle their pending proxy contest, in accordance with the terms of the Letter Agreement, is attached hereto as Exhibit K.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Letter Agreement, the Committee has agreed: (i) to immediately withdraw its proposals to elect six new directors nominated by the Committee and immediately withdraw its request that the Company call and hold the special meeting of shareholders scheduled for May 19, 2003; (ii) to discontinue any solicitation of proxies in connection with such special meeting of shareholders; and (iii) until the adjournment of the Company’s 2004 annual meeting of shareholders (the “Standstill Period”), subject to certain exceptions, not to (A) acquire any shares of voting stock of the Company, (B) join a group of persons who are unaffiliated with the Committee in any manner that would require disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, (C) submit any shareholder proposals, call a meeting of shareholders or otherwise solicit proxies in favor of proposals that are not approved by the Company’s board of directors, (D) other than through communications with members of the Company’s board of directors, seek to become involved in the business, management or operations of the Company, (E) engage in, offer, solicit or otherwise facilitate any proposal to acquire the Company or (F) assist or act in concert with any third party with respect to the items set forth in clauses (A) through (E) above.

     Pursuant to the Letter Agreement, the Committee has further agreed, during the Standstill Period: (i) subject to certain exceptions, not to transfer any shares of the Company’s Common Stock, unless such shares are first offered for sale to the Company; and (ii) to vote or deliver a proxy only to the Company in respect of all its shares of the Company’s Common Stock (A) in favor of the slate of director nominees proposed by the Company’s board of directors, provided that such slate includes the Committee’s director designees then in office, and (B) against any slate of director nominees proposed by any person other than the Company’s board of directors, provided that the slate of director nominees supported by the Company’s board of directors includes the Committee’s director designees then in office.

Item 7. Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement among the Reporting Persons

Exhibit J:	Letter agreement dated as of May 18, 2003 between the Celeritek Shareholder Protective Committee and Celeritek, Inc.

Exhibit K:	Press release dated May 19, 2003

SIGNATURE

Date: May 27, 2003	/s/ Tim McGaw as Attorney-in-Fact* Kevin Douglas

Date: May 27, 2003
/s/ Tim McGaw as Attorney-in-Fact* James E. Douglas, III

Date: May 27, 2003	DOUGLAS FAMILY TRUST

	By:	/s/ Tim McGaw as Attorney-in-Fact*

James E. Douglas, Jr.
	Title:	Trustee

	By:	/s/ Tim McGaw as Attorney-in-Fact*

Jean A. Douglas
	Title:	Trustee

Date: May 27, 2003	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’TRUST

	By:	/s/ Tim McGaw as Attorney-in-Fact*

Kevin Douglas
	Title:	Trustee

	By:	/s/ Tim McGaw as Attorney-in-Fact*

Michelle Douglas
	Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).

*Executed pursuant to the Power of Attorney filed as Exhibit I to the Schedule 13D filed with the SEC by the Reporting Persons hereunder on April 1, 2003 and incorporated herein by this reference.